March 23, 2012

Kieran G. Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Brown:

Nuveen Real Asset Income and Growth Fund (333-179180; 811-22658)

This letter responds to the comments contained in your letter dated February 24, 2012 regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen Real Asset Income and Growth Fund (the “Fund”). For convenience, each of your comments is repeated below, with the response immediately following. In addition, we have attached certain materials in connection with our response to Comment 2 below.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for the Fund, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

PROSPECTUS

Cover Page

1. Comment: The second sentence under “Fund Strategies” states that “[t]he Fund will actively manage the portfolio allocation between infrastructure and real estate and will invest across the capital structure (emphasis added). Please revise the prospectus to clarify what is meant by the phrase “across the capital structure.”

Response: The phrase “across the capital structure” means that the Fund may invest in equity securities (including common and preferred stock) and debt securities of an issuer. The second sentence on the cover page under “Fund Strategies” has been revised to read as follows (new language underlined; deleted text struck through):

“The Fund will actively manage the portfolio allocation between infrastructure and real estate companies, ~~and will~~ with flexibility to invest across the capital structure – in any type of equity and debt securities offered by a particular company.”

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March 23, 2012

2. Comment: The third sentence of the first paragraph under “Portfolio Contents” states that

Real asset related companies are defined as: (i) companies that are in the energy, telecommunications, utilities or materials sectors; (ii) companies in the real estate or transportation industry groups; (iii) companies, if not in one of these sectors or industry groups, that (a) derive at least 50% of their revenues or profits from the ownership, management, operation, development, construction, financing or sale of real assets or (b) have at least 50% of the fair market value of their assets invested in real assets; or (iv) pooled investment vehicles that primarily invest in the foregoing companies or that are otherwise designed primarily to provide investment exposure to real assets.

a) With regard to (i) above, “companies that are in the energy, telecommunications, utilities or materials sectors”, and (ii) “companies that are in the real estate or transportation industry groups”, please explain to us how the Fund determines that a company is “in” a particular sector or industry (i.e., would the Fund consider a company who derives 1% of its revenues from oil to be in the energy industry, etc.) and, therefore, is a “real asset related company”.

b) Also, with respect to each of the four sectors mentioned in (i) energy, telecommunications, utilities and materials, please explain why you believe that investment in companies in these sectors should be considered to be investments in real asset related companies.

c) With respect to (iv) above, “pooled investment vehicles that primarily invest in the foregoing companies or that are otherwise designed primarily to provide investment exposure to real assets” (emphasis added), please explain how the fund can meet its obligation to invest 80% of its assets in real assets by investing in another fund that provides “exposure” to real assets.

Please make corresponding changes to other sections of the prospectus that contain similar disclosure as noted above.

Response: a) For purposes of identifying companies in these sectors or industry groups, the Fund will use industry classifications such as those provided by MSCI and Standard & Poor’s (The Global Industry Classification Standard (GICS)), Bloomberg, Barclays or similar sources commonly used in the financial industry. As a result, if one or more of these classifications include a company “in” a specified sector or industry group, the Fund will consider such company as “in” such sector or industry group.

b) The Fund is designed to utilize the expertise of Nuveen Asset Management in real estate and infrastructure (NAM currently sub-advises several real estate funds and a global infrastructure fund). The Fund’s definition of “real asset related companies” is tailored to describe real estate and infrastructure companies in a way that is

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March 23, 2012

both meaningful to investors and testable from a compliance perspective. As noted in the Registration Statement, the Fund’s investment in real asset related companies will focus on infrastructure and real estate. However, the term “real assets” is broader than those two categories.

Generally, the term “real assets” means any assets that have physical properties (i.e., not financial assets). Investopedia.com defines real assets as: “Physical or identifiable assets such as gold, land, equipment, patents, etc. They are the opposite of a financial asset.” BusinessDictionary.com defines real assets as: “Actual, tangible asset (such as valuable antique or art, buildings, coins, commodity, machinery and equipment, stamp collection) as opposed to financial assets (such as bonds, debentures, shares).”

It is well accepted that real estate and infrastructure are two of the major categories of real assets and, more specifically, that the energy, telecommunications, utilities and materials sectors are included in the infrastructure category of real assets. A recent article (copy attached) on Business Insider’s website gives four examples of real assets, two of which are real estate and infrastructure. Similarly, the attached presentation by Callan Associates describes three examples of real assets, two of which are real estate and infrastructure. The presentation includes a discussion of infrastructure sectors (see page 36) which refers to energy, telecommunications and utilities. The attached presentation by Russell Investments also describes the infrastructure category of real assets to include energy, telecommunications and utilities.

Real estate and infrastructure are two primary categories of “real assets,” as that term is used in the investing community and colloquially, and the energy, telecommunications, utilities and materials sectors are in turn recognized broadly to be part of the infrastructure category. Accordingly, we believe that companies in these sectors are appropriately considered to be investments in real asset related companies. To further clarify these points, the following sentence has been added after the definition of “real asset related companies” in the Registration Statement:

“Real assets are any tangible assets, as distinguished from financial assets, and include real estate, infrastructure and natural resources.”

c) Rule 35d-1 requires that an investment company with a name that suggests that the company focuses its investments on a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. We note that the language of rule 35d-1(a)(2) specifically references a focus on a “type of investment” and not on a particular type of security. Accordingly, the Commission has stated, for example, that “in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” We believe that investments in pooled investment vehicles that primarily invest in real asset related companies or that are otherwise designed primarily to provide investment exposure to

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March 23, 2012

real assets have economic characteristics similar to investments in real asset related companies, and that the Fund’s investments in such pooled vehicles would not be inconsistent with its obligations under Rule 35d-1(a)(2).

3. Comment: The second sentence of the third paragraph under “Adviser and Sub-Adviser” states that a “Statement of Additional Information, dated             , 2012, as it may be supplemented, containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this prospectus” (emphasis added). We note that forward incorporation by reference is not permitted into the prospectus on Form N-2. Please revise the sentence to state that the Statement of Additional Information, as supplemented through the effective date of the prospectus, is incorporated by reference.

Response: Agreed. The second sentence of the third paragraph under “Adviser and Sub-Adviser” has been revised to read as follows (new language underlined; deleted text struck through):

Statement of Additional Information, dated             , 2012, ~~as it may be supplemented~~ as supplemented through the effective date of the prospectus, containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this prospectus”

Prospectus Summary (Pages 1-21)

4. Comment: The first full sentence on page 5, under “Options Strategy”, states that “[t]he Fund will not write ‘naked’ or uncovered call options, other than those that are covered by the segregation or earmarking of liquid assets as described below”. The statement suggests that a call option covered by segregated assets is therefore a “covered” call option. This is incorrect. While a fund may segregate assets for purposes of meeting its obligations under the 1940 Act regarding senior securities, a call option covered by these assets may still be naked (uncovered). Unless the Fund owns the underlying security, or has the immediate right to acquire the security, the option is uncovered and losses may therefore still be unlimited. Please revise the statement accordingly to reflect the Fund’s policy regarding call options and their nature.

Response: The disclosure under “Options Strategy” in the Prospectus Summary has been revised to read as follows (new language underlined; deleted text struck through):

“With respect to call options written on individual securities, ~~T~~the Fund will not write “naked” or uncovered call options.~~, other than those that are covered by the segregation or earmarking of liquid assets as described below.~~ A call option written by the Fund on an individual security is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration. Custom basket call options written by the Fund will generally not be fully covered because the Fund

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will not own each of the underlying securities comprising the basket or have the right to acquire such securities without additional cash consideration. Writing uncovered custom basket call options subjects the Fund to risks. See “Special Risk Considerations – Risks Associated with the Options Strategy – Risks Associated with Selling Options.” ~~A custom basket call option is considered “covered” if the Fund maintains with its custodian assets determined to be liquid by Nuveen Fund Advisors (in accordance with procedures established by the Fund’s Board of Trustees (the “Board”)) in an amount equal to the contract value of the applicable basket of securities. Custom options are over-the-counter (“OTC”) options and generally the contract settlement will be “European style,” meaning that the options only may be exercised on their expiration date. A call option written by the Fund on an individual security is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration or, if additional cash consideration is required, cash or other assets determined to be liquid by Nuveen Fund Advisors (in accordance with procedures established by the Board) in such amount are segregated or earmarked by the Fund’s custodian.”~~

5. Comment: The first sentence of the first full paragraph on page 8 states that “[i]f, for any quarterly distribution, net investment income and net realized capital gains were less than the amount of the distribution, the difference would be distributed from the Fund’s assets as a return of capital.” Please explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even in he sells his shares for less than the shareholder bought them for.

Response: Agreed. The second full paragraph on page 8 has been broken into two paragraphs and new language (underlined) added to the beginning of the second paragraph, to read as follows:

As portfolio and market conditions change, the rate of distributions on the Common Shares and the Fund’s distribution policy could change. To the extent that the total return of the Fund’s overall strategy exceeds the distribution rate for an extended period, the Fund may be in a position to increase the distribution rate or distribute supplemental amounts to shareholders. Conversely, if the total return of the Fund’s overall strategy is less than the distribution rate for an extended period of time, the Fund will effectively be drawing upon its net assets to meet payments prescribed by its distribution policy. Similarly, for tax purposes such distributions by the Fund may consist in part of a return of capital to Common Shareholders.

For federal income tax purposes, a return of capital will reduce a Common Shareholder’s adjusted tax basis in his or her Common Shares, with any amount distributed in excess of basis treated as capital gain. A reduction in tax basis can result in a greater amount of gain or a smaller amount of loss when a Common Shareholder sells such Common

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Shares. It is possible that a return of capital could cause a Common Shareholder to pay a tax on capital gains with respect to Common Shares that are sold for an amount less than the price originally paid for them. See “Tax Matters.” The exact U.S. federal income tax characteristics of the Fund’s distributions will not be known until after the Fund’s fiscal year-end. Common Shareholders should not confuse a return of capital distribution with “dividend yield” or “total return.” See “Distributions” for additional information.

6. Comment: The third sentence under “Market Discount from Net Asset Value and Expected Reductions in Net Asset Value” on page 11 states that “[s]hares of closed-end investment companies like the Fund have during some periods traded at prices higher than net asset value.” The fact that shares of closed-end investment companies have traded at prices higher than net asset value is not a risk. Please delete.

Response: Agreed. The quoted language has been deleted.

7. Comment: The first sentence under “Leverage Risk” on page 11 states that “the Fund anticipates using leverage to seek to enhance its potential for a high level of current income and capital appreciation over time.” This is not a risk. Please delete.

Response: Agreed. The quoted language has been deleted.

8. Comment: The first part of the second sentence under “Common Stock Risk” on page 12 states that “common stocks have historically generated higher average total returns than fixed-income securities over the long term.” This is not a risk. Please delete.

Response: Agreed. The quoted language has been deleted.

The Fund’s Investments (pages 23-32)

9. Comment: In the “Summary of Fund Expenses” on page 22, under the heading Management Fees, it notes two types of fees – “Fund-Level Fees” and “Complex-Level Fees”. For purposes of this section of the Prospectus, please total these figures in the table into one amount. Information concerning the two types of fees may be included elsewhere in the prospectus or SAI.

Response: Agreed. We have totaled these figures in the fee table into one amount, “Management Fees,” and have included information concerning the two types of fees in a footnote.

Leverage (Pages 32-35)

10. Comment: The fourth and fifth sentences of the first paragraph under “Leverage” on page 32 define “Interest rate risk” as “the risk that the prices of portfolio instruments will fall (or rise) if market interest rates for those securities rise (or fall)” (emphasis added) and “[c]redit risk” as “the risk that issuers of debt instruments held by the Fund will

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default on their obligations to pay principal or interest when due” (emphasis added). In addition, the sixth sentence of the paragraph states “[t]o the extent that the credit rating assigned to a security in the Fund’s portfolio is downgraded, credit risk is also implicated, in that the market price and liquidity of such security may be adversely affected” (emphasis added). We note that the description of interest rate risk and credit risk included here appears to be the risk if the Fund invests in debt securities. However, this section of the prospectus discusses the use of leverage by the Fund. Please revise the risk disclosure in this section to reflect the risks relating to the use of leverage by the Fund. Furthermore, we note that credit risk is implicated at any credit rating (the risk is just lower for securities with better ratings), not just when credit risk is downgraded, as stated above.

Response: Agreed. The fourth and fifth sentences in this paragraph relate to portfolio securities held by the Fund, and are addressed elsewhere in the Prospectus. The disclosure in the remainder of the “Leverage” section addresses the risks associated with the Fund’s use of leverage. The first paragraph in the “Leverage” of the Prospectus has been revised as follows (new language underlined; deleted text struck through):

“The Fund anticipates using leverage to seek to enhance its potential for a high level of current income and capital appreciation over time. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and net asset value in relation to market changes. In particular, leverage increases the risk of price volatility. ~~, which can come from two primary sources—interest rate risk and credit risk. Interest rate risk, which is the risk that the prices of portfolio instruments will fall (or rise) if market interest rates for those securities rise (or fall). Credit risk is the risk that issuers of debt instruments held by the Fund will default on their obligations to pay principal or interest when due. To the extent that the credit rating assigned to a security in the Fund’s portfolio is downgraded, credit risk is also implicated, in that the market price and liquidity of such security may be adversely affected.~~”

Risks (Page 36-48)

11. Comment: The second paragraph on page 44 discusses the risk associated with the Fund’s investments in MLPs. However, these types of investments are not discussed directly in the strategy sections of the Prospectus. Please revise the strategy sections to note that the Fund may make these investments. If some of the Fund’s energy infrastructure investments will be structured as MLPs, please note this.

Response: In the third paragraph under the section entitled “Portfolio Contents” on page 2 of the Prospectus Summary, the Fund has indicated that it will invest in both equity securities and debt securities, and it is noted that, “[t]he Fund’s equity investments also may include . . . equity interests in master limited partnerships (“MLPs”). Debt securities in which the Fund may invest include . . . debt securities issued by MLPs . . . .” The possible investments in

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MLPs are noted further in the sections entitled “Portfolio Contents” on page 25 of the prospectus and “Portfolio Contents” on page 2 of the statement of additional information. We believe the requested disclosure is already included in the Registration Statement.

The Fund may invest in energy infrastructure investments that are structured as MLPs.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 5-7)

12. Comment: Investment restriction number 1 on page 5 states that the Fund will not issue senior securities, “except as permitted by the 1940 Act.” Investment restriction numbers 2 and 7 on pages 5 and 6, respectively, state that the Fund will not borrow money or make loans, “except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act.” In a paragraph below the investment restrictions, please briefly describe the relevant requirements of the 1940 Act and indicate whether the Fund has in place, has applied for, or intends to apply for any exemptive orders relating to the practice.

Response: The relevant requirements of the 1940 Act concerning making loans are described in a footnote to investment restriction number 7 on page 6 of the SAI. We have added the following disclosure as a footnote to investment restriction numbers 1 and 2 on page 6 of the SAI:

“Section 18(c) of the 1940 Act generally limits a registered closed-end investment company to issuing one class of senior securities representing indebtedness and one class of senior securities representing stock, except that the class of indebtedness or stock may be issued in one or more series, and promissory notes or other evidences of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, are not deemed a separate class of senior securities.”

“Section 18(a) of the 1940 Act generally prohibits a registered closed-end fund from incurring borrowings if, immediately thereafter, the aggregate amount of its borrowings exceeds 33 1/3% of its total assets.

The Fund currently does not intend to apply for any exemptive order in connection with these matters.

Management of the fund (Pages 33-51)

13. Comment: In the table regarding the experience of the directors on pages 33 to 40, in a number of cases, the column entitled “Other Directorships Held by Trustee During Past Five Years” state “See Principal Occupation description.” Please include all of the other directorships held during the past five years in this column.

Securities and Exchange Commission

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Response: Agreed. The table regarding the experience of the directors on pages 33 to 40 of the statement of additional information has been revised to reflect all of the other directorships that have been held by each director during the past five years in the column entitled “Other Directorships Held by Trustee During Past Five Years”.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures
Copies (w/encl.) to	Kathleen Prudhomme
Michael Kremenak
Clifford Cone